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SEC FILE NUMBER
8-69814

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluesquare Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Shookville Road
(No. and Street)

Milan	New York	12571
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Rusell Crafton 917-854-9833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA PC
(Name – *if individual, state last, first, middle name*)

278 Route 34	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jon R. Crafton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluesquare Capital Advisors, LLC, as of Feb. 4, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

CHARLES M. LARSEN
Notary Public, State of New York
Qualified in Ulster County
Reg. No. 01LA6324430
My Commission Expires 5/4/2023

Notary Public

SEC
Mail Processing
Section
FEB 17 2021
Washington DC
416

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUESQUARE CAPITAL ADVISORS, LLC
Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2020
Report of Independent Registered Public Accounting Firm

BLUESQUARE CAPITAL ADVISORS, LLC
Financial Statements and
Supplementary Information
December 31, 2020

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bluesquare Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bluesquare Capital Advisors, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bluesquare Capital Advisors, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bluesquare Capital Advisors, LLC's management. Our responsibility is to express an opinion on Bluesquare Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bluesquare Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Bluesquare Capital Advisors, LLC auditor since 2017.
Matawan, NJ
January 29, 2021

26 Watchogue Road, Staten Island, NY 10314 • Tel. (718) 981-9600 • Fax (718) 981-9601
278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
www.wdcpa.com

BLUESQUARE CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2020

		2020
Assets		
Cash	$	188,534
Accounts receivable		10,479
Prepaid expenses		5,088
Total assets	$	204,101
Liabilities and Members' Equity		
Accounts payable, accrued expenses, and other liabilities	$	12,820
Member's Equity		
Member's equity		191,281
Total liabilities and member's equity	$	204,101

The accompanying notes are an integral part of these financial statements.

BLUESQUARE CAPITAL ADVISORS, LLC
Notes to Financial Statements
December 31, 2020

1 – Organization and Nature of Operations of Business

BLUESQUARE CAPITAL ADVISORS, LLC (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a limited liability company with the State of New York on May 18, 2016 and became a broker-dealer on November 8, 2016 and is a wholly-owned subsidiary of BLUESQUARE CAPITAL GROUP, LLC (the "Parent" and sole "Member").

The Company engages in investment banking services including mergers and acquisitions, financial advisory, and debt and equity private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2 – Significant Accounting Policies

<u>Basis of Presentation</u>

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

<u>Use of estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Statement of Cash Flows</u>

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

<u>Revenue recognition</u>

Investment banking activity retainers are typically billed on a monthly basis for a predetermined number of months and are recognized as revenue when billed. Success fees are recognized when the transaction closes and the fee as been earned, which typically coincides with the receipt of the success fee.

<u>Commissions Payable</u>
Commissions payable represents amounts due to the Company's independent contractors and registered representatives. These payables are due only upon collection of the outstanding receivable from the client. As such, these payables are not deducted as liabilities in the Company's net capital calculations as they are only payable upon receipt of the related funds.

2 – Significant Accounting Policies (continued)

Income taxes

The Company is a single member limited liability company that will be treated as a disregarded entity for income taxes purposes. Its income is included in the Parent's tax return, as such, there is no income tax provision required on these financial statements.

3 – Fair Value Measurement

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2020, none of the assets and liabilities was required to be reported at fair value on a recurring basis. The carrying value of non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the years ended December 31, 2020.

4 – Commitments and Contingent Liabilities

The Company has evaluated commitments and contingencies in the accordance with FASB ASC 440, *Commitments,* and FASB ASC 450, *Contingencies.* Management has determined that no significant commitments and contingencies exist as of December 31, 2020.

5 – Concentrations of Credit Risk for Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

6 – Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

BLUESQUARE CAPITAL ADVISORS, LLC
Notes to Financial Statements
December 31, 2020

7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2020, the Company had net capital of $180,714 which exceeded requirements by $174,714. The Company's net capital ratio was .04 to 1.

8 – Related Party Transactions

The Company has entered into a No Rent Agreement with the sole shareholder of the Parent of the Company. The main office for the Company is located in the primary residence of the sole shareholder and under the terms of the No Rent Agreement, the sole shareholder has agreed not to charge the Company for space allocated for use as the main office of the Company or charge for related utilities or internet access.

9 – COVID-19

Management has considered the consequences of COVID-19 and other events and conditions, and it has determined that they do not create a material uncertainty that casts signification doubt upon the Company's ability to continue as a going concern.

The impact of COVID-19 on future performance and therefore on the measurement of some assets and liabilities or on liquidity might be significant and might therefore require disclosure in the financial statements, but management has determined that they do not create material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern.

10 – Subsequent Events

The Company has performed an evaluation of events, including possible impacts form the COVID-19 pandemic that have occurred subsequent to December 31, 2020, and through January 29, 2021, the date of this report. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would required to be recognized in the financial statements as of December 31, 2020.